SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 12/31/2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _ to

Commission file number 0-16143

FIRST ESSEX BANK 401(k) PLAN

(Full Name of Plan)

FIRST ESSEX BANCORP, INC.

(Full Name of Issuer)

71 Main Street

(Address of Plan and Principal Executive Office of Issuer)

Andover, MA 01810

(City, State and Zip Code)

KPMG

99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report

The 401(k) Benefits Committee of the
First Essex Bank 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of First Essex Bank 401(k) Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of the Plan as of and for the year ended December 31, 2000 were audited by other auditors whose report thereon, dated June 15, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

July 18, 2002

ARTHUR ANDERSEN

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

Report of Independent Public Accountants

To the 401(k) Benefits Committee of the
First Essex Bank 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of First Essex Bank 401(k) Plan as of December 31, 2000 and 1999 and the related statements of changes in net assets available for benefits for the years ended December 31, 2000, 1999, and 1998. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of First Essex Bank 401(k) Plan as of December 31, 2000 and 1999, and the changes in its financial status for the years ended December 31, 2000, 1999, and 1998 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Boston, Massachusetts
June 15, 2001

FIRST ESSEX BANK 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

		2001	2000
Investments (notes 2 and 3):			
Participant directed, at fair value:			
Mutual funds and First Essex Bancorp, Inc. common stock	$	5,535,405	4,402,327
Nonparticipant directed, at fair value:			
First Essex Bancorp, Inc. common stock – restricted		1,872,127	1,176,419
Total investments		7,407,532	5,578,746
Participant loans		61,763	50,183
Net assets available for benefits	$	7,469,295	5,628,929

See accompanying notes to financial statements.

FIRST ESSEX BANK 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

		2001	2000
Additions:			
Contributions:			
Participant and rollovers	$	708,949	554,281
Employer		191,094	169,502
Total contributions		900,043	723,783
Investment income:			
Realized gains		40,208	25,489
Net appreciation in fair value		977,897	595,826
Interest		5,620	3,891
Dividends		203,303	324,596
Total investment income		1,227,028	949,802
Total additions		2,127,071	1,673,585
Deductions:			
Benefits paid to participants		286,705	428,175
Total deductions		286,705	428,175
Net increase		1,840,366	1,245,410
Net assets available for benefits, beginning of year		5,628,929	4,383,519
Net assets available for benefits, end of year	$	7,469,295	5,628,929

See accompanying notes to financial statements.

(1) Plan Description

The following description of the First Essex Bank 401(k) Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

(a) General

The Plan is a defined contribution plan established by First Essex Bank, FSB (the Company) under the provisions of Section 401(k) and Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement for the benefit of eligible employees of the Company. All employees of the Company who have completed one year of service, as defined, are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Plan Administration

Under a trust agreement dated March 21, 1994, Scudder Trust Company (the Trustee) was appointed trustee for the Plan. The Plan is administered by the 401(k) Benefits Committee (the Plan Committee), which is appointed by the Board of Directors of the Company.

(c) Contributions

Eligible employees can contribute an amount up to 15% of annual compensation, as defined by the Plan, subject to certain limitations under the IRC. The Company provided a basic matching contribution equal to 50% of the first 4% of each participant's contribution, up to a maximum of 2% of annual compensation. The Plan also provides for an employer supplemental matching contribution from 0% to 50% of the first 4% of each participant's contribution, up to a maximum of 2% of annual compensation. There was no employer supplemental matching contribution made during 2001 and 2000. Employees can direct their contributions among the fund options. Employer contributions are automatically invested in First Essex Bancorp, Inc. common stock, which is not employee directed.

(d) Rollover Contributions

Rollover contributions to the Plan from another qualified plan are allowed, subject to approval by the Plan Committee, and are 100% vested upon contribution.

(e) Vesting

Participants are immediately fully vested in their contributions, as well as all employer matching contributions and the earnings thereon.

(f) Termination of Employment and Withdrawals

If a participant terminates employment for any reason, his or her account becomes 100% distributable if below $5,000; otherwise, the employee may defer distribution until age 70 1/2. A participant under the age of 59 1/2 may not withdraw any part of his or her account while still employed by the Company, except in cases of financial hardship as determined by the Plan Committee. Participants who have attained age 59 1/2 may withdraw a portion or all of their vested account balance.

(g) Loans

Participants may request a loan against their account balance. The amount is limited to a minimum of $1,000 and to a maximum of $50,000 (less the highest outstanding loan balance in the previous 12 months) or one-half of the participant's account balance (other than employer matching contribution account balances), whichever is less. Loans, which bear interest at a fixed rate determined by the 401(k) Benefits Committee, must be repaid within five years, except for loans made for the purchase of a principal residence, which must be repaid within 15 years.

(h) Investment Options

The Plan offers a variety of investment options to the participants. These investment options are outlined below:

Scudder Pathway Moderate Portfolio

This portfolio allocates assets among Scudder's stock, bond, and money market funds, providing a quarterly dividend payment along with the potential for growth.

Scudder Stable Value Fund

This trust is a collective investment trust that invests in insurance company investment contracts and other similar fixed-income investments designed to maintain principal while earning higher yields than traditional money market funds.

Scudder Growth and Income Fund

This mutual fund invests primarily in common stocks and convertible securities of companies that offer the prospect of earnings growth while paying current dividends.

Scudder Global Fund

This mutual fund invests in U.S. and foreign stock, with an emphasis on equity securities of established companies.

Scudder Income Fund

This mutual fund seeks a high level of income through a flexible investment program emphasizing high-grade bonds.

Scudder Large Company Value Fund

This mutual fund seeks maximum long-term capital appreciation through a large-company, value-oriented investment approach.

First Essex Bancorp, Inc. Common Stock

This fund's contributions are invested primarily in First Essex common shares but may also be invested in short-term cash equivalent-type investments. Unrestricted shares are participant

(Continued)

directed. Shares designated as restricted are so named because they are not participant directed.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

(b) Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation

Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded on the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

(d) Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on accrual basis. Dividend income is recorded on the ex-dividend date.

(e) Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) of investments are recorded in the accompanying statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

(f) Administrative Expenses

The Company pays all administrative expenses of the Plan, except for transaction fees associated with the sale of investments and the loan administrative fee.

(g) Distributions

Benefit payments are recorded upon distribution.

(3) Investments

The Trustee of the Plan holds the Plan's investments and executes transactions therein.

The fair values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000 are as follows:

		2001	2000
First Essex Bancorp, Inc. common stock	$	4,802,701	3,156,105
Scudder Growth and Income Fund		986,926	997,812
Scudder Global Fund		635,065	666,690
Scudder Pathway Moderate Portfolio		—	317,965
Scudder Stable Value Fund		448,918	366,795

The appreciation (depreciation) by major asset category for the years ended December 31, 2001 and 2000 is as follows:

		2001	2000
Common stock	$	1,262,226	842,811
Mutual funds		(284,329)	(246,985)
Total	$	977,897	595,826

(4) Tax Status

The Internal Revenue Service issued a determination letter, dated February 8, 1995, stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

FIRST ESSEX BANK 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issuer	Description of investment	Number of shares	Cost	Current value
Nonparticipant directed:				
* First Essex Bancorp, Inc.	Common stock – Restricted	66,435	$ 1,084,263	1,872,127
Participant directed:				
* First Essex Bancorp, Inc.	Common stock – Unrestricted	103,995	1,354,936	2,930,574
* Scudder Trust Company	Income Fund	4,608	58,394	57,698
* Scudder Trust Company	Pathway Moderate Portfolio	32,982	411,938	351,262
* Scudder Trust Company	Stable Value Fund	448,918	448,918	448,918
* Scudder Trust Company	Growth and Income Fund	46,863	1,150,521	986,926
* Scudder Trust Company	Large Company Value Fund	5,584	141,973	124,962
* Scudder Trust Company	Global Fund	29,252	814,301	635,065
* Participant loans	Interest rates ranging from 7.5% to 9.25%	N/A	61,763	61,763
			$ 5,527,007	7,469,295

* Represents a party-in-interest to the Plan.

See accompanying independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the First Essex Bank 401(k) Plan has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

First Essex Bank 401(k) Plan.

Date: July 22, 2002

By:

Douglas E. Moisan
First Essex Bancorp, Inc.
Senior Vice President
and Controller

EXHIBITS

(23) Consent of KPMG LLP is attached hereto as Exhibit 23.

EXHIBIT 23

Independent Auditors' Consent

The Board of Directors
First Essex Bancorp, Inc.:

We consent to the incorporation by reference into First Essex Bancorp, Inc.'s previously filed Registration Statement on Form S-8 of our report dated July 18, 2002, with respect to the statement of net assets available for benefits of First Essex Bank 401(k) Plan as of December 31, 2001 of *First Essex Bancorp Inc. 401(k) Plan*, the related statement of changes in net assets available for benefits for the year then ended, and the supplemental schedule of assets (held at end of year), included in this Form 11-K for the year ended December 31, 2001.

KPMG LLP

Boston, Massachusetts
July 18, 2002